UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Itaú CorpBanca

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David L. Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Alvaro Saieh Bendeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Banking S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Compañía Inmobiliaria y de Inversiones SAGA SpA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,245,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,245,555
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,245,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Holding Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Holding Inversiones Limitada Sociedad en Comandita por Acciones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Interhold SpA (f/k/a Inversiones CorpGroup Interhold Limitada)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Inversiones GASA Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,245,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,245,555
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,245,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 7 supplements and amends the Schedule 13D filed on May 29, 2014 by the Reporting Persons (as defined below), as amended on June 24, 2014, as amended on August 25, 2014, as amended on June 26, 2015, as amended on April 19, 2016, as amended on January 27, 2017, as amended on March 4, 2019 (as so amended, the “Schedule 13D”), relating to the Common Shares, no par value per share (the “Common Stock”), of Itaú CorpBanca, a company formed under the laws of the Republic of Chile (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a)-(c) of the Schedule 13D is hereby amended by amending and restating the first three paragraphs thereof as follows:

(a) – (c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

(i) Alvaro Saieh Bendeck, a citizen of the Republic of Chile;

(ii) CorpGroup Banking S.A., a company formed under the laws of the Republic of Chile (“CGB”);

(iii) Compañía Inmobiliaria y de Inversiones SAGA SpA, a company formed under the laws of the Republic of Chile (“Saga”);

(iv) CorpGroup Holding Inversiones Limitada, a company formed under the laws of the Republic of Chile (“CGHI”);

(v) CorpGroup Inversiones Limitada, a company formed under the laws of the Republic of Chile (“CGI”);

(vi) CorpGroup Financial S.A., a company formed under the laws of the Republic of Chile (“CGF”);

(vii) CorpGroup Holding Inversiones Limitada Sociedad en Comandita por Acciones, a company formed under the laws of the Republic of Chile (“CGHIL”);

(viii) Corpgroup Interhold SpA (f/k/a Inversiones CorpGroup Interhold Limitada), a company formed under the laws of the Republic of Chile (“Interhold”); and

(ix) Inversiones GASA Limitada, a company formed under the laws of the Republic of Chile (“Gasa”).

All references to ICGI in this Schedule 13D shall now refer to Interhold.

Interhold is the controlling shareholder of CGB. CGHIL is the controlling shareholder of Interhold. CGF is the controlling person of CGHIL. Gasa is the controlling shareholder of Saga. CGI is the controlling shareholder of each of CGF and Gasa. CGHI is the controlling shareholder of CGI. Mr. Saieh Bendeck is the founder of Corp Group and may be deemed to be the controlling person of CGHI and CGF. Each of the other Reporting Persons is in the business of investing in securities.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On September 10, 2020, Saga sold to ITB Holding Brasil Participações Ltda. (“ITB”), a subsidiary of Itaú Unibanco Holding S.A., 5,558,780,153 shares of Common Stock. The sale was for an aggregate sales price of CL$33,138,103,833, pursuant to the terms of a Share Purchase Agreement between the parties dated as of September 10, 2020 (the “2020 Share Purchase Agreement”). Saga sold the shares in accordance with the terms of the Itaú Shareholders Agreement, pursuant to which Saga had validly exercised a put option to sell the shares to

ITB, as the Itaú Shareholders Agreement was amended pursuant to a Waiver and Amendment, dated as of September 10, 2020 entered into by and among Itaú Unibanco Holding S.A., Corp Group Banking S.A., Corp Group Interhold SpA, Inversiones Gasa Limitada, Corp Group Holding Inversiones Limitada and SAGA (the “2020 Waiver/Amendment”). In accordance with the terms of the Itaú Shareholders Agreement, as amended by the 2020 Waiver/Amendment, and the 2020 Share Purchase Agreement, Saga will be entitled to repurchase the aforementioned shares of Common Stock at any time and from time to time until April 8, 2024, at an agreed upon formula price (the “2020 Repurchase Right”).

The foregoing descriptions of the 2020 Share Purchase Agreement and the 2020 Waiver/Amendment are not intended to be complete and are qualified in their entirety by reference to the 2020 Share Purchase Agreement and the 2020 Waiver/Amendment, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

Additionally, the Itaú Credit Facility Agreement previously entered into between ICGI and Banco Itaú BBA S.A., Nassau Branch, on January 29, 2014, was amended on August 5, 2015, May 16, 2016, April 15, 2019 and April 9, 2020. CGB recently publicly disclosed that as a result of liquidity constraints and the challenges posed by debt service obligations, they are conducting an in-depth review and analysis of their capital structure, considering all options and alternatives with respect to their outstanding debt obligations. As of the date of this Amendment No. 7, the Reporting Persons have not formulated any definitive plan or proposal relating to these matters, but such matters could result in, among other things, the acquisition or disposition of shares of the Issuer by the Reporting Persons through privately negotiated transactions or otherwise. The Reporting Persons can provide no assurances as to the results of such matters and undertake no obligation to make additional disclosures in connection therewith except to the extent required by law.

The amendments to the Itaú Credit Facility Agreement are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

Item 5	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the first three paragraphs thereof as follows:

(a) – (b) Collectively, the Reporting Persons beneficially own an aggregate of 169,754,098,464 shares of Common Stock representing approximately 33.13% of the shares issued and outstanding. The 169,754,098,464 shares of Common Stock reported herein includes: (i) the right by CGB to reacquire all of the outstanding shares of CGB II, which holds as its sole assets 10,908,002,836 shares of Common Stock, pursuant to the Repurchase Right, (ii) the right by CGB to reacquire all of the outstanding shares of CGB III, which holds as its sole assets 1,800,000,000 shares of Common Stock pursuant to the 2017 Repurchase Right, (iii) the right by Saga to reacquire all of the outstanding shares of Saga II, which holds as its sole assets 7,000,000,000 shares of Common Stock, pursuant to the 2018 Repurchase Right, (iv) the right by Saga to reacquire all of the outstanding shares of Saga III, which holds as its sole assets 3,651,555,020 shares of Common Stock, pursuant to the 2018 Repurchase Right, and (v) the right by Saga to reacquire the 5,558,780,153 shares of Common Stock, pursuant to the 2020 Repurchase Right.

As of the date hereof, CGB is the direct holder of 136,127,850,073 shares of Common Stock representing approximately 26.57% of the shares issued and outstanding. CGB also has the right to reacquire ownership of an aggregate of the 12,708,002,836 shares of Common Stock sold to ITB, pursuant to the terms of the Repurchase Right and 2017 Repurchase Right, as applicable, which represents approximately 2.48% of the shares issued and outstanding.

As of the date hereof, Saga is the direct holder of 4,707,910,382 shares of Common Stock representing approximately 0.92% of the shares issued and outstanding. Saga also has the right to reacquire ownership of the 10,651,555,020 shares of Common Stock sold to ITB, pursuant to the terms of the 2018 Repurchase Right, which represents approximately 2.08% of the shares issued and outstanding, and the 5,558,780,153 shares of Common Stock sold to ITB, pursuant to the 2020 Repurchase Right, which represents approximately 1.08% of the issued and outstanding shares of Common Stock.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the last paragraph thereof as follows:

By virtue of the Itaú Shareholders Agreement, the Reporting Persons, Itaú Unibanco Holding S.A. and ITB may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Itaú Unibanco Holding S.A. are members of any such group. Itaú Unibanco Holding S.A. has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Itaú Unibanco Holding S.A. beneficially own an aggregate of 341,802,584,081 shares of Common Stock, representing approximately 66.71% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by Itaú Unibanco Holding S.A. and ITB (other than the shares subject to the Repurchase Rights).

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as disclosed in this Amendment No. 7, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information.

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (previously filed).

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada(English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of CorpGroup Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (previously filed).

Exhibit M	Amendment to Transaction Agreement (previously filed).

Exhibit N	Share Purchase Agreement (previously filed).

Exhibit O	Amended and Restated Transaction Agreement (previously filed).

Exhibit P	2017 Share Purchase Agreement (previously filed).

Exhibit Q	2018 Share Purchase Agreement (previously filed).

Exhibit R	2020 Share Purchase Agreement

Exhibit S	2020 Waiver/Amendment

Exhibit T	Amendments to Itaú Credit Facility Agreement (English translation)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

CORPGROUP BANKING S.A.

By:	/s/ Cristobal Cerda Meneses
	Name:	Cristobal Cerda Meneses
	Title:	Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA

By:	/s/ Cristobal Cerda Meneses
	Name:	Cristobal Cerda Meneses
	Title:	Chief Executive Officer

CORPGROUP HOLDING INVERSIONES LIMITADA

By:	/s/ Cristobal Cerda Meneses
	Name:	Cristobal Cerda Meneses
	Title:	Chief Executive Officer

CORPGROUP INVERSIONES LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP HOLDING INVERSIONES LIMITADA SOCIEDAD EN COMANDITA POR ACCIONES

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP INTERHOLD SpA

By:	/s/ Cristobal Cerda Meneses
	Name:	Cristobal Cerda Meneses
	Title:	Chief Executive Officer

INVERSIONES GASA LIMITADA

By:	/s/ Cristobal Cerda Meneses
	Name:	Cristobal Cerda Meneses
	Title:	Chief Executive Officer

/s/ Alvaro Saieh Bendeck
Alvaro Saieh Bendeck

EXHIBIT INDEX

The Exhibit Index to this Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information.

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (previously filed).

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada(English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of CorpGroup Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (previously filed).

Exhibit M	Amendment to Transaction Agreement (previously filed).

Exhibit N	Share Purchase Agreement (previously filed)

Exhibit O	Amended and Restated Transaction Agreement (previously filed).

Exhibit P	2017 Share Purchase Agreement (previously filed).

Exhibit Q	2018 Share Purchase Agreement (previously filed).

Exhibit R	2020 Share Purchase Agreement

Exhibit S	2020 Waiver/Amendment

Exhibit T	Amendments to Itaú Credit Facility Agreement (English translation)